Exhibit 99.1

CELLECT BIOTECHNOLOGY LTD.

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a Special General Meeting (the “Special Meeting”) of Shareholders of Cellect Biotechnology Ltd. (the “Company”) will be held at the offices of the Company’s legal counsel – Doron, Tikotzky, Kantor, Gutman, Nass & Amit Gross, at B.S.R 4 Tower, 33rd Floor, 7 Metsada Street, Bnei Brak, on May 27, 2020 at 11:00 a.m. Israel time or at any postponement or adjournment thereof.

The Special Meeting is being called to (i) approve a revision of the Company’s Compensation Policy, as described herein, and (ii) to approve the term of compensation of Mr. Abraham Nahmias for his role as the Company’s active Chairman, as described herein.

The Company’s Board of Directors recommends that you vote in favor of each proposal described in the attached Proxy Statement.

Shareholders and American Depositary Share (the “ADSs”) holders of record at the close of business on April 29, 2020 (the “Record Date”), are entitled to notice of and to vote at the Special Meeting either in person or by appointing a proxy to vote in their stead at the Special Meeting. Shareholders and ADS holders are asked to vote on Proposal No. 1 and Proposal No. 2.

Shareholders registered in the Company’s shareholders register in Israel, and shareholders who hold ordinary shares in street name through a bank, broker or other nominee, may also vote by attending the Special Meeting or through the attached proxy card by completing, dating, signing and mailing the proxy card to the Company’s offices, so that is received by the Company no later than four hours prior to the scheduled date of the Special Meeting. Shareholders registered in the Company’s shareholders’ register in Israel, and shareholders who hold ordinary shares in street name who vote their ordinary shares by proxy, must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be or meet any other identification requirement in accordance with applicable law.

ADS holders should return their proxies by the date set forth on their voting instruction card. Shareholders registered in the Company’s shareholders registry must return their proxies to the Company’s offices no later than four hours prior to the scheduled date of the Special Meeting.

To the extent you would like to submit a position statement with respect to any of proposals described in the Proxy Statement pursuant to the Israeli Companies law, 1999, you may do so by delivery of appropriate notice to Company’s offices (Attention: Chief Financial Officer) located at 23 Hata’as Street Kfar Saba, Israel 44425, Israel, not later than ten (10) days before the Special Meeting date (i.e., May 17, 2020).

Shareholders may present proposals for consideration at the Special Meeting by submitting their proposals to the Company’s offices (Attention: Chief Financial Officer) located at 23 Hata’as Street Kfar Saba, Israel 44425, Israel, by no later than April 29, 2020.

The information and details provided in the Company’s Proxy Statement for the Special Meeting, published on April 22, 2020 (the “Proxy Statement”) are hereby incorporated by reference into this notice. Therefore, this notice should be read in conjunction with the information provided in the Proxy Statement.

Sincerely,

Abraham Nahmias
Chairman of the Board of Directors
April 22, 2020

CELLECT BIOTECHNOLOGY LTD.

KFAR SABA, ISRAEL

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

May 27, 2020

This Proxy Statement is furnished to our holders of ordinary shares, without par value, and holders of our ordinary shares that are represented by American Depository Shares (“ADSs”) for the Special General Meeting (the “Special Meeting”) of Shareholders of Cellect Biotechnology Ltd. to be held on May 27, 2020 at the offices of the Company’s legal counsel, Doron, Tikotzky, Kantor, Gutman, Nass & Amit Gross., at B.S.R. 4 Tower, 33rd Floor, 7 Metsada Street, Bnei Brak, Israel or at any adjournments thereof. The Special Meeting will be held at 11:00 a.m., Israel time, on such day or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “Cellect”, “we”, “us”, “our” and the “Company” to refer to Cellect Biotechnology Ltd. and terms such as “you” and “your” to refer to our shareholders and ADS holders.

Agenda Items

The agenda of the Special Meeting will be as follows:

Proposal No. 1

To approve a revision of the Company’s Compensation Policy, as described herein,

Proposal No. 2

To approve the term of compensation of Mr. Abraham Nahmias for his role as the Company’s active Chairman, as described herein.

We currently are unaware of any other matters that may be raised at the Special Meeting. Should any other matters be properly raised at the Special Meeting, the persons designated as proxies will vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” Proposal No. 1 and “FOR” Proposal No. 2.

Who Can Vote

Only shareholders and ADS holders of record at the close of business on April 29, 2020 (the “Record Date”), are entitled to notice of and to vote at the Special Meeting and any adjournment or postponement thereof.

How You Can Vote

You can vote your ordinary shares by attending the Special Meeting. If you do not plan to attend the Special Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” through a broker, bank or nominee, and shares underlying ADSs that you hold. Record holders of shares will receive proxy cards. Holders of shares in “street name” will also vote via a proxy card, but through a different procedure (as described below). Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders Holders of Record

If you are a shareholder holder of record, you can submit your vote by completing, signing and submitting a proxy card, which is attached hereto. Shareholders must complete, date, sign and mail the proxy card to the Company’s offices, so that is received by the Company no later than four hours prior to the scheduled date of the Special Meeting. Shareholders registered in the Company’s shareholders’ register in Israel, must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be or meet any other identification requirement in accordance with applicable law.

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee, your shares will only be voted if you provide the attached proxy card by completing (including answering the personal interest question under each of Proposal 1 and Proposal 2), dating, signing and mailing the proxy card to the Company’s offices, so that it is received by the Company no later than four hours prior to the scheduled date of the Special Meeting, or if you attend the Special Meeting in person. You must also attach to your proxy card a certificate signed by the bank, broker or nominee through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the record date.

If you choose to attend the Special Meeting (where ballots will be provided), you must bring the proof of ownership certificate from the bank, broker or nominee through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

Holders of ADSs

Under the terms of the Deposit Agreement between the Company, The Bank of New York Mellon, as depositary (“BNY Mellon”), and the holders of our ADSs, BNY Mellon will endeavor (insofar as is practicable) to vote or cause to be voted the number of ordinary shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from any holder of ADSs (whether held directly by a beneficial holder in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, or if the personal interest question is not answered, BNY Mellon will not vote or attempt to vote the shares represented by such ADSs.

Multiple Record Holders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Our Board of Directors urges you to vote your shares so that they will be counted at the Special Meeting or at any postponements or adjournments of the Special Meeting.

Solicitation of Proxies

By appointing “proxies”, shareholders and ADS holders may vote at the Special Meeting whether or not they attend. If a properly executed proxy card in the attached form is received by us at least four hours prior to the Special Meeting (or voting instructions are received by BNY Mellon no later than the date indicated on the voting instruction card, in the case of ADS holders), all of the shares represented by the proxy will be voted as indicated on the card. With respect to each of Proposal No. 1 and Proposal No. 2, if no preference is noted on the proxy card and the personal interest question has been answered, the shares represented by the proxy card will be voted in favor of the matter described in such proposal. The holder(s) of such proxy will vote in such manner as the holder(s) of the proxy may determine with respect to any other business as may come before the Special Meeting or any adjournment thereof. Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with us (in the case of holders of ordinary shares) or with BNY Mellon (in the case of holders of ADSs), a written notice of revocation or duly executed proxy card (or voting instruction card, in the case of ADS holders) bearing a later date.

Proxies are being distributed or made available to shareholders and ADS holders on or about May 8, 2020. Certain officers, directors, employees, and agents of ours, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

Position Statements

To the extent you would like to submit a position statement with respect to any of proposals described in the Proxy Statement pursuant to the Israeli Companies law, 1999 (the “Israeli Companies Law”), you may do so by delivery of appropriate notice to the Company’s offices (Attention: Chief Financial Officer) located at 23 Hata’as Street Kfar Saba, Israel 44425, Israel, not later than ten days before the Special Meeting date (i.e., May 17, 2020).. Any position statement timely received will be furnished to the SEC on Form 6-K and will be available to the public on the SEC website.

Shareholder Proposals

Any shareholder of the Company who intends to present a proposal at the Special Meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that our Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Special Meeting by submitting their proposals to the Company’s offices (Attention: Chief Financial Officer) located at 23 Hata’as Street Kfar Saba, Israel 44425, Israel, by no later than April 29, 2020.

Quorum

At the close of business on April 22, 2020, we had outstanding 337,533,079 ordinary shares. The foregoing number of outstanding ordinary shares excludes 2,641,693 ordinary shares that are held in treasury and have no voting rights. Each ordinary share (including ordinary shares represented by ADSs) outstanding as of the close of business on the record date is entitled to one vote upon each of the matters to be voted on at the Special Meeting. Abstentions are counted as ordinary shares present for the purpose of determining a quorum.

Under our Articles of Association, the Special Meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxy cards, provided that they hold shares representing at least 33 1/3% of our voting rights. If such quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one week (to the same day, time and place), or to later date if so specified in the notice of the meeting. At the reconvened meeting, if there is no quorum within half an hour from the time scheduled for the meeting, any number of our shareholders present in person or by proxy will constitute a lawful quorum.

Vote Required for the Proposal

The approval of Proposal No. 1 is subject to the affirmative vote of holders of at least a majority of the ordinary shares, including those represented by ADSs, voted in person or by proxy at the Special Meeting provided that either: (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders or ADS holders who are neither (a) “controlling shareholders” nor (b) having a “personal interest” in the approval of the compensation policy; or (ii) the total number of shares voted against the resolution by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s outstanding voting power.

Under the Companies Law, (1) the term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer; and (2) a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO but (ii) excludes an interest arising solely from the ownership of our ordinary shares.

You are required to indicate whether or not you are a controlling shareholder of the Company, or acting on its behalf, and whether you have a personal interest in the approval of the proposal as provided above. If you fail to indicate so on the proxy card, your vote shall not be counted.

The approval of Proposal No. 2 is subject to the affirmative vote of holders of at least a majority of the ordinary shares, including those represented by ADSs, voted in person or by proxy at the Special Meeting.

With respect to each of Proposal No. 1 and Proposal No. 2, if you provide specific instructions (mark boxes) with regard to such proposal, your shares will be voted as you instruct, and if you do not provide specific instruction with regard to such proposal, the shares underlying your proxy will be voted in favor of the matter described in such proposal. The holder(s) of your proxy will vote in such manner as the holder(s) of the proxy may determine with respect to any other business as may come before the Special Meeting or any adjournment thereof.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares (or ADSs representing shares) beneficially in street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker or BNY Mellon how to vote. A broker (and BNY Mellon) may only vote in accordance with instructions from a beneficial owner of shares or ADSs.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission (the “Commission”). Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. This Notice of the Special Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

PROPOSAL NO. 1

APPROVAL OF REVISION OF THE COMPANY’S COMPENSATION POLICY

Our Board of Directors had resolved on March 12, 2020 (subject to shareholder approval) after being recommended to by our compensation committee on March 12, 2020 to update the framework insurance transaction in section 13.1 in our compensation policy and to increase the maximum annual premium that we may pay, under our compensation policy, for our D&O Policy, due to significantly increasing premiums and adverse changing terms of officers’ and directors’ insurance policies (“D&O Policies”) for companies worldwide, especially in the biotech industry in the preceding twelve (12) to eighteen (18) months due to regulatory changes and court rulings, all as set forth below:

It is therefore proposed that the following resolution be adopted at the Special Meeting:

“RESOLVED, Section 13.1 of the Company’s Compensation Policy be revised to read as follows:

“13.1 Insurance of Directors and Office Holders

Directors and Office Holders will be covered by a directors and officers liability insurance policy that will be maintained by the Company according to applicable law. The terms of such policy shall provide for coverage of up to US$ 25,000,000 (per claim and in the aggregate), provided that the annual premium shall not exceed the higher of US$500,000 or 4% of the maximum coverage amount. Such insurance coverage may include Directors’ and officers' liability insurance with respect to specific events, such as public offerings, or with respect to periods to time following which the then existing insurance coverage ceases to apply, such as, by way of example only, "run-off" coverage following a termination of service or employment or in other circumstances.”

Our Board of Directors recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 2

APPROVAL OF THE TERMS OF COMPENSATION OF MR. ABRAHAM NAHMIAS FOR ROLE AS ACTIVE CHAIRMAN OF THE COMPANY

Mr. Abraham Nahmias serves as our active chairman since January 9, 2020. On February 23, 2020, our Board of Directors approved (subject to shareholder approval) after being recommended to by our compensation committee on the same day, the terms of compensation of Mr. Abraham Nahmias for his role as our active Chairman.

Our compensation committee and board of directors determined that it would be appropriate and in our best interests to authorize and approve the terms of compensation of Mr. Nahmias as the Company’s active chairman, as follows: (i) Mr. Nahmias shall be entitled to a monthly payment of NIS 14,000 against an invoice for a 20% full time position; and (ii) a grant of warrants to purchase 40,000 ADSs representing 4,000,000 ordinary shares.

The warrants will be issued under the following terms: (i) the exercise price per warrants shall be USD 2.53, and (ii) the warrants shall vest over a period of 12 months with 25% of the warrants to be vested on May 22, 2020 and the balance shall vest on a quarterly basis thereafter (25% every quarter). The warrants will be fully accelerated in the event of a change of control. The warrants shall expire 10 years from the date of issuance thereof and all other terms and conditions thereof not specified herein shall be as set forth in the Company’s 2014 Global Incentive Option Scheme.

The Compensation Committee and the Board of Directors believe the proposed grant of options to be fair and reasonable and in the best interests of the Company and is in line with our Compensation Policy.

Under the Israeli Companies Law, the approval of the compensation of the Chairman requires the approval of the compensation committee, board of directors and shareholders, in that order.

Mr. Nahmias has served as a member of our board of directors and an independent director since July 2014. Since 1985, Mr. Nahmias has served as a founding partner of Nahmias-Grinberg C.P.A., an accounting firm. Mr. Nahmias serves or has served as a member of the board of directors of several private and public companies including Rotshtein Real Estate (TASE: ROTS), Orad Ltd., Allium Medical Ltd. (TASE: ALMD), Nano Dimension Ltd. (Nasdaq: NNDM) and Eviation Aircraft Ltd. (OTC: EVTNF). Mr. Nahmias holds a B.A. degree in Economics and Accounting from Tel Aviv University, and has had a C.P.A. license since 1982.

It is therefore proposed that the following resolution be adopted at the Special Meeting:

“RESOLVED, that the terms of compensation of Mr. Abraham Nahmias for his role as active Chairman of the Company as described in the Company’s Proxy Statement relating to this Special Meeting is hereby approved.

Our Board of Directors recommends that the shareholders vote “FOR” the proposed resolution.

* * * * * *

Your vote is important! Shareholders and ADS holders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER AND ADS HOLDERS VOTE HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED APRIL 22, 2020. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN APRIL 22, 2020, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS AND ADS HOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

CELLECT BIOTECHNOLOGY LTD.
Abraham Nachmias
Chairman of the Board of Directors